PROXY Annual Meeting of Common Shareholders — February 28, 2008

PLEASE COMPLETE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.
IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE, SIGN AND RETURN EACH ONE.

I appoint William A. Etherington, Chairman of the Board, or failing him, Gerald T. McCaughey, President and Chief Executive Officer (management’s nominees), or I appoint    as my proxyholder.

HOW DO I APPOINT A PROXYHOLDER?
Every shareholder has the right to appoint a person (who need not be a shareholder), other than William A. Etherington or Gerald T. McCaughey, with power of substitution, to attend, vote and act on their behalf at the ANNUAL MEETING OF SHAREHOLDERS (the “Meeting”) to be held on FEBRUARY 28, 2008 and any adjournment of the Meeting. To appoint a proxyholder, simply insert the person’s name in the blank space above, or you may use another appropriate form of proxy. If you do not insert a name in the blank space, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

WHAT DOES THIS MEAN?
Your proxyholder is authorized to attend, vote, withhold from voting, substitute another proxyholder and otherwise act for you regarding all matters that properly come before the Meeting. This proxy form (the “Proxy”) gives discretionary authority to your proxyholder, for any variation, amendment or addition to the matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting or any adjournment of the Meeting.

IF I DO NOT SIGN AND RETURN THIS PROXY WILL MY SHARES BE COUNTED?
No. For your shares to be voted (or withheld from voting), you must sign and return this Proxy.

IF I SIGN AND RETURN THIS PROXY, HOW WILL MY SHARES BE VOTED?

a)	Your shares will be voted (or withheld from voting) as stated in the instructions you mark on this Proxy.

b)	If you do not specify how you want your shares to be voted, and you appoint management’s nominees as your proxyholder, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors
•	FOR the election as directors of each of the nominees listed in item 2
•	AGAINST each of the shareholder proposals listed in item 3.

c)	If you do not specify how you want your shares to be voted and you appoint a proxyholder other than management’s nominees, your shares will be voted in accordance with the instructions of your proxyholder. If neither you nor your proxyholder specifies how the shares are to be voted, your shares will be voted as indicated in paragraph b) above.

IF AN INDIVIDUAL HOLDS THESE SHARES:
This Proxy must be signed by you or by an attorney duly authorized by you in writing.

IF A CORPORATION, ESTATE OR TRUST HOLDS THESE SHARES:
This Proxy must be signed by duly authorized officers or by a duly authorized attorney, and must state the capacity in which they sign.

MANAGEMENT AND DIRECTOR RECOMMENDATION:
The directors and management recommend shareholders vote FOR the matters below:

1.	Appointment of auditors FOR ☐ WITHHOLD ☐

2.	Election as directors of the nominees listed below:

a)	I vote FOR the election of all nominees listed below ☐ or

b)	I WITHHOLD my vote for all nominees ☐ or

c)	I vote FOR or WITHHOLD my vote for the nominees as I have indicated below (indicate by marking “X”)

		FOR	WITHHOLD
1	B.S. Belzberg	☐	☐
2	J.H. Bennett	☐	☐
3	G.F. Colter	☐	☐
4	W.L. Duke	☐	☐
5	I.E.H. Duvar	☐	☐
6	W.A. Etherington	☐	☐
7	G.D. Giffin	☐	☐
8	L.S. Hasenfratz	☐	☐
9	J.S. Lacey	☐	☐
10	N.D. Le Pan	☐	☐
11	J.P. Manley	☐	☐
12	G.T. McCaughey	☐	☐
13	L. Rahl	☐	☐
14	C. Sirois	☐	☐
15	S.G. Snyder	☐	☐
16	R.J. Steacy	☐	☐
17	R.W. Tysoe	☐	☐

MANAGEMENT AND DIRECTOR RECOMMENDATION:
The directors and management recommend shareholders vote AGAINST the matters below:

3.	Shareholder proposals (set out in Schedule A of the accompanying Management Proxy Circular)

		FOR	AGAINST
a)	Shareholder Proposal No. 1	☐	☐
b)	Shareholder Proposal No. 2	☐	☐
c)	Shareholder Proposal No. 3	☐	☐
d)	Shareholder Proposal No. 4	☐	☐
e)	Shareholder Proposal No. 5	☐	☐
f)	Shareholder Proposal No. 6	☐	☐
g)	Shareholder Proposal No. 7	☐	☐
h)	Shareholder Proposal No. 8	☐	☐
i)	Shareholder Proposal No. 9	☐	☐
j)	Shareholder Proposal No. 10	☐	☐
k)	Shareholder Proposal No. 11	☐	☐
l)	Shareholder Proposal No. 12	☐	☐
m)	Shareholder Proposal No. 13	☐	☐
n)	Shareholder Proposal No. 14	☐	☐

Date	Signature

Note: If this Proxy is not dated in the space provided, it will be deemed to have the date on which it was mailed to you.

This Proxy is solicited by and on behalf of management of CIBC.